Mail Stop 7010


September 28, 2005


Via U.S. mail and facsimile

Mr. Richard C. Levin
Chief Executive Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

Re: 	Spherix Incorporated
Amendment No. 3 to Registration Statement on Form S-2
Filed September 22, 2005
File No. 333-126930

Dear Mr. Levin:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page 20

1. Please revise the list of incorporated documents to include your current report on Form 8-K filed September 23, 2005.

Part II - Information Not Required in Prospectus, Page 22

Item 16. Exhibits, page 22

2. We note the letter that you provided to us supplementally regarding the removal of David Gonzalez as escrow agent and the termination of the escrow agreement dated as of July 22, 2005. Please file this letter as an exhibit to your registration statement.

3. Please file your escrow agreement dated as of September 22,
2005 as
an exhibit to your registration statement.
*	*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
??

??

??

??

Mr. Richard C. Levin
Spherix Incorporated
September 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE